December 5, 2005



Mail Stop 4561

T. Curtis Holmes, Jr.
Chief Executive Officer
MetaSolv, Inc.
5556 Tennyson Parkway
Plano, Texas 75024

Re:	MetaSolv, Inc.
	Registration Statement on Form S-3
      Filed on November 9, 2005
	File No. 333-129588

Dear Mr. Holmes:

	This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please be advised that we are conducting a review of the financial statements and related matters in your periodic reports and may have comments in the near future.






Form S-3

Selling Stockholders, page 15

2. Please advise that none of the selling stockholders are registered broker-dealers, and unless a registered broker-dealer that is a selling stockholder acquired its shares as transaction-based compensation for investment banking services, revise the prospectus to name the broker-dealer as an underwriter. Please also state in your response letter that none of the selling stockholders are affiliated with a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation. With respect to any selling stockholder that is an affiliate of a registered broker-dealer, disclose whether such selling stockholder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
3. We note footnote disclosure that for Shea Ventures, LLC and Brookside Capital Partners Fund, L.P. the natural persons disclaim beneficial ownership of such securities "except to the extent of their pecuniary interest therein." Please remove this statement or explain this disclaimer in greater detail. Please also disclose the natural persons that through their non-pecuniary interest may exert voting or dispositive control over the shares held by the selling stockholders and provide an analysis of why disclosure with the above statement provides investors with information on all the natural persons who retain voting or investment control over the shares beneficially held by these entities. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation
I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.
Plan of Distribution, page 19
4. You indicate that the selling stockholders may engage in short sales. Please confirm that that you and the selling stockholders are aware of our position on short sales. See interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Anne
Nguyen at (202) 551-3611 or the undersigned, at (202) 551-3730.


								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc: 	Victoria Mitchell
	Vinson & Elkins L.L.P
	Facsimile: (214) 999-7827


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T. Curtis Holmes, Jr.
MetaSolv, Inc.
December 5, 2005
Page 1